                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                IMAX CORPORATION
                                ----------------
                                (Name of Issuer)


                                 COMMON SHARES
                         ------------------------------
                         (Title of Class of Securities)


                                   45245E109
                                 --------------
                                 (CUSIP Number)

                                OCTOBER 17, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45245E109                   13G                            PAGE 2 OF 5
--------------------------------------------------------------------------------
  1 Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

        RICHARD L. GELFOND
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                             (b) [ ]
        NOT APPLICABLE

--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        UNITED STATES
--------------------------------------------------------------------------------
     Number of             5       Sole Voting Power

      Shares                       1,436,640
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

     Owned by                      126,640
                           -----------------------------------------------------
       Each                7       Sole Dispositive Power

    Reporting                      1,436,640
                           -----------------------------------------------------
      Person               8       Shared Dispositive Power

       With                        126,640
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,563,300
--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IN
--------------------------------------------------------------------------------

CUSIP No. 45245E109                   13G                            Page 3 of 5


ITEM 1(A)  NAME OF ISSUER:

IMAX Corporation

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2525 Speakman Drive, Mississauga, Ontario, L5K 1B1, Canada

ITEM 2(A)  NAME OF PERSON FILING:

Richard L. Gelfond

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

110 E 59th Street, Suite 2100, New York, New York, 10022, United States

ITEM 2(C)  CITIZENSHIP:

United States

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(E)  CUSIP NUMBER:

45245E109

ITEM 3     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

(A)    :   Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
           78o);

(B)    :   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(C)    :   Insurance Company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c);

(D)    :   An Investment Company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8);

(E)    :   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(F)    :   An employee benefit plan or endowment fund in accordance
           with ss.240.13d-1(b)(1)(ii)(F);

(G)    :   A parent holding company or control person, in accordance
           with ss.240.13d-1(b)(1)(ii)(G);

(H)    :   A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 45245E109                   13G                            Page 4 of 5


(I)    :   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(J)    :   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

Based on the most recent information available, the aggregate number and percentage of the common shares (the "Shares") of IMAX Corporation ("IMAX") that are beneficially owned by Richard L. Gelfond is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The numbers of Shares of IMAX as to which Richard L. Gelfond has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Richard L. Gelfond disclaims beneficial ownership of 126,660 Shares which are reported in this Schedule 13G.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45245E109                   13G                            Page 5 of 5


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           IN WITNESS WHEREOF, I have executed this instrument as of the 22nd day of May, 2001.

                                    By:  "Richard L. Gelfond"
                                       -----------------------------------------
                                    Name: Richard L. Gelfond